Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021

During the three-month periods ended March 31, 2022 and 2021, we had an average of 117.4 and 62.7 vessels, respectively, in our fleet.

In the three-month period ended March 31, 2022, we accepted delivery of the secondhand container vessel Dyros (ex. Co Kobe) with a TEU capacity of 4,578 and of the secondhand dry bulk vessels Oracle (ex. Belstar), Libra (ex. Universal Bremen) and Norma (ex. Magda) with an aggregate DWT of 172,717. Furthermore, in the three-month period ended March 31, 2022, we sold the container vessel Messini, with a TEU capacity of 2,458.

In the three-month period ended March 31, 2021, we accepted delivery of the newbuild container vessel YM Target with a TEU capacity of 12,690, the secondhand container vessels Aries, Argus and Glen Canyon, which have an aggregate TEU capacity of 18,626 and we sold the container vessel Halifax Express with a TEU capacity of 4,890. Furthermore, in the three-month period ended March 31, 2021, we acquired (i) the 75% equity interest held by funds managed and/or advised by York Capital Management Global Advisors LLC (“York”) in each of the 11,010 TEU container vessels Cape Kortia and Cape Sounio and (ii) the 51% equity interest held by funds managed and/or advised by York Capital Management in each of the 11,010 TEU container vessels Cape Tainaro, Cape Artemisio and Cape Akritas and as a result we obtained 100% of the equity interest in each of these five container vessels.

In the three-month periods ended March 31, 2022 and 2021, our fleet ownership days totaled 10,564 and 5,640 days, respectively. Ownership days are one of the primary drivers of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

Consolidated Financial Results and Vessels’ Operational Data

	Three-month period ended March 31,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2021	2022	Change	Change
Voyage revenue	$126.7	$268.0	$141.3	111.5%
Voyage expenses	(1.0)	(8.6)	7.6	n.m.
Voyage expenses – related parties	(1.9)	(3.7)	1.8	94.7%
Vessels’ operating expenses	(31.8)	(65.7)	33.9	106.6%
General and administrative expenses	(2.0)	(3.3)	1.3	65.0%
Management fees – related parties	(5.5)	(10.9)	5.4	98.2%
General and administrative expenses - non-cash component	(1.4)	(2.6)	1.2	85.7%
Amortization of dry-docking and special survey costs	(2.3)	(2.7)	0.4	17.4%
Depreciation	(27.1)	(41.2)	14.1	52.0%
Gain / (loss) on sale of vessels	(0.3)	17.8	18.1	n.m.
Foreign exchange gains	0.1	0.1	-	-
Interest income	0.4	-	(0.4)	n.m.
Interest and finance costs	(16.1)	(25.1)	9.0	55.9%
Fair value measurement of equity securities	25.9	-	(25.9)	n.m.
Income from equity method investments	4.0	0.3	(3.7)	(92.5%)
Other	1.5	0.5	(1.0)	(66.7%)
Gain / (loss) on derivative instruments	(1.1)	0.1	1.2	n.m.
Net Income	$68.1	$123.0

	Three-month period ended March 31,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2021	2022	Change	Change
Voyage revenue	$126.7	$268.0	$141.3	111.5%
Accrued charter revenue	1.0	3.4	2.4	n.m.
Amortization of time charter assumed	-	-	-	-
Voyage revenue adjusted on a cash basis (1)	$127.7	$271.4	$143.7	112.5%

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Vessels’ operational data	Three-month period ended March 31,			Percentage
	2021	2022	Change	Change
Average number of vessels	62.7	117.4	54.7	87.2%
Ownership days	5,640	10,564	4,924	87.3%
Number of vessels under dry-docking	3	2	(1)

Segmental Financial Summary

Three-month period ended March 31, 2022
	Container vessels	Dry bulk vessels	Other	Total

Voyage revenue	$189.5	$78.5	$-	$268.0
Voyage expenses	(2.1)	(6.5)	-	(8.6)
Voyage expenses – related parties	(2.7)	(1.0)	-	(3.7)
Vessels’ operating expenses	(41.7)	(24.0)	-	(65.7)
General and administrative expenses	(2.2)	(1.1)	-	(3.3)
Management fees – related parties	(6.8)	(4.1)	-	(10.9)
General and administrative expenses - non-cash component	(1.6)	(1.0)	-	(2.6)
Amortization of dry-docking and special survey costs	(2.6)	(0.1)	-	(2.7)
Depreciation	(31.5)	(9.7)	-	(41.2)
Gain on sale / disposal of vessels	17.8	-	-	17.8
Foreign exchange gains / (losses)	0.2	(0.1)	-	0.1
Interest and finance costs	(21.7)	(3.4)	-	(25.1)
Income from equity method investments	-	-	0.3	0.3
Gain on derivative instruments	-	0.1	-	0.1
Other	0.4	0.1	-	0.5
Net Income	$95.0	$27.7	$0.3	$123.0

(1) Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). Refer to “Consolidated Financial Results and Vessels’ Operational Data” above for the reconciliation of Voyage revenue adjusted on a cash basis.

Voyage Revenue

Voyage revenue increased by 111.5%, or $141.3 million, to $268.0 million during the three-month period ended March 31, 2022, from $126.7 million during the three-month period ended March 31, 2021. The increase is mainly attributable to (i) revenue earned by one container vessel and two dry bulk vessels acquired during the three-month period ended March 31, 2022, as well as by 16 container vessels and 43 dry bulk vessels acquired during the year ended December 31, 2021 and (ii) increased charter rates in certain of our container vessels, partly off-set by revenue not earned by one container vessel sold during the three-month period ended March 31, 2022 and five container vessels sold during the year ended December 31, 2021.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”) increased by 112.5%, or $143.7 million, to $271.4 million during the three-month period ended March 31, 2022, from $127.7 million during the three-month period ended March 31, 2021. Accrued charter revenue for the three-month periods ended March 31, 2022 and 2021 was a positive amount of $3.4 million and $1.0 million, respectively.

Voyage Expenses

Voyage expenses were $8.6 million and $1.0 million for the three-month periods ended March 31, 2022 and 2021, respectively. Voyage expenses mainly include (i) off-hire expenses of our vessels, primarily related to fuel consumption and (ii) address and third-party commissions.

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Voyage Expenses – related parties

Voyage expenses – related parties were $3.7 million and $1.9 million for the three-month periods ended March 31, 2022 and 2021, respectively. Voyage expenses – related parties represent (i) fees of 1.25%, in the aggregate, on voyage revenues charged by a related manager and a service provider and (ii) charter brokerage fees (in respect of our container vessels) payable to two related charter brokerage companies for an amount of approximately $0.4 million and $0.3 million, in the aggregate, for the three-month periods ended March 31, 2022 and 2021, respectively.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also include the realized gain/(loss) under derivative contracts entered into in relation to foreign currency exposure, were $65.7 million and $31.8 million during the three-month periods ended March 31, 2022 and 2021, respectively. Daily vessels’ operating expenses were $6,223 and $5,634 for the three-month periods ended March 31, 2022 and 2021, respectively. The increase in the daily operating expenses during the quarter ended March 31, 2022 is mainly attributable to increased crew costs related to COVID-19 pandemic measures. Daily operating expenses are calculated as vessels’ operating expenses for the period over the ownership days of the period.

General and Administrative Expenses

General and administrative expenses were $3.3 million and $2.0 million during the three-month periods ended March 31, 2022 and 2021, respectively, and both include $0.63 million paid to a related manager.

Management Fees – related parties

Management fees paid to our related party managers were $10.9 million and $5.5 million during the three-month periods ended March 31, 2022 and 2021, respectively.

General and Administrative Expenses - non-cash component

General and administrative expenses - non-cash component for the three-month period ended March 31, 2022 amounted to $2.6 million, representing the value of the shares issued to a related party manager on March 30, 2022. General and administrative expenses - non-cash component for the three-month period ended March 31, 2021 amounted to $1.4 million, representing the value of the shares issued to a related party manager on March 31, 2021.

Amortization of Dry-Docking and Special Survey

Amortization of deferred dry-docking and special survey costs was $2.7 million and $2.3 million during the three-month periods ended March 31, 2022 and 2021, respectively. During the three-month period ended March 31, 2022, one vessel underwent and completed her dry-docking and special survey and one vessel was in the process of completing her dry-docking and special survey. During the three-month period ended March 31, 2021, one vessel underwent and completed her special survey and two vessels were in the process of completing their special survey.

Depreciation

Depreciation expense for the three-month periods ended March 31, 2022 and 2021 was $41.2 million and $27.1 million, respectively. The increase is mainly attributable to the increased average number of vessels we owned during the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021.

Gain / (Loss) on Sale of Vessels

During the three-month period ended March 31, 2022, we recorded a gain of $17.8 million from the sale of the container vessel Messini, which was classified as asset held for sale as at December 31, 2021. During the three-month period ended March 31, 2021, we recorded a loss of $0.3 million from the sale of the container vessel Halifax Express, which was classified as asset held for sale as at December 31, 2020.

Vessels Held for Sale

During the three-month period ended March 31, 2022, the container vessels Sealand Washington, Maersk Kalamata and the dry bulk vessel Thunder were classified as vessels held for sale. Furthermore, as of March 31, 2022, the container vessels Sealand Illinois, Sealand Michigan and York continue to be classified as vessels held for sale (initially classified as vessels held for sale as of December 31, 2021). No loss on vessels held sale was recorded during the first quarter of 2022 since each vessel’s estimated fair value exceeded each vessel’s carrying value.

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During the three-month period ended March 31, 2021, the container vessels Venetiko and Prosper were classified as vessels held for sale. No loss on vessels held sale was recorded during the first quarter of 2021 since each vessel’s estimated fair value exceeded each vessel’s carrying value.

Interest Income

Interest income amounted to nil and $0.4 million for the three-month periods ended March 31, 2022 and 2021, respectively.

Interest and Finance Costs

Interest and finance costs were $25.1 million and $16.1 million during the three-month periods ended March 31, 2022 and 2021, respectively. The increase is mainly attributable to the increased average loan balances during the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021 and by the increased financing cost during the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021.

Fair value measurement of equity securities

Fair value measurement of equity securities of $25.9 million for the three-month period ended March 31, 2021, represents the difference between the aggregate fair value of the ordinary shares of ZIM that we owned as at March 31, 2021 of $29.7 million compared to the book value of these shares of $3.8 million as of December 31, 2020. During the fourth quarter of 2021 we sold all the ordinary shares of ZIM we owned. ZIM completed its initial public offering and listing on the New York Stock Exchange of its ordinary shares on January 27, 2021.

Income from Equity Method Investments

During the three-month period ended March 31, 2022, we recorded an income from equity method investments of $0.3 million representing our share of the income in jointly owned companies set up pursuant to the Framework Deed dated May 15, 2013, as amended and restated from time to time (the “Framework Deed”), with York. Since late March 2021, we have held 100% of the equity interest in five previously jointly owned companies pursuant to the Framework Deed, and since then these five companies are consolidated in our consolidated financial statements. As of March 31, 2022, six companies are jointly owned pursuant to the Framework Deed (of which, four companies currently own container vessels). During the three-month period ended March 31, 2021, we recorded an income from equity method investments of $4.0 million relating to investments under the Framework Deed. As of March 31, 2021, eight companies were jointly owned pursuant to the Framework Deed (of which, five companies owned container vessels). The decreased income from equity method investments in the first quarter of 2022 compared to the first quarter of 2021 is mainly attributable to the decreased number of container vessels jointly owned with York during the first quarter of 2022 compared to the first quarter of 2021.

Gain / (loss) on Derivative Instruments

As of March 31, 2022, we hold 17 interest rate derivative instruments and two cross currency rate swaps, all of which qualify for hedge accounting. As a result, the change in the fair value of each instrument is recorded in “Other Comprehensive Income” (“OCI”). As of March 31, 2022, the fair value of these instruments, in aggregate, amounted to a net asset of $9.1 million. During the three-month period ended March 31, 2022, a gain of $21.2 million has been recorded in OCI and a loss of $0.1 million has been recorded in Gain/(loss) on Derivative Instruments.

Cash Flows

Three-month periods ended March 31, 2022 and 2021

Condensed cash flows	Three-month period ended March 31,
(Expressed in millions of U.S. dollars)	2021	2022
Net Cash Provided by Operating Activities	$71.2	$154.3
Net Cash Used in Investing Activities	$(86.4)	$(46.8)
Net Cash Provided by Financing Activities	$59.1	$26.9

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Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended March 31, 2022, increased by $83.1 million to $154.3 million, from $71.2 million for the three-month period ended March 31, 2021. The increase is mainly attributable to increased cash from operations of $143.7 million; partly off-set by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $2.4 million, by the increased payments for interest (including swap payments) of $4.1 million during the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021 and by the increased dry-docking and special survey costs of $0.4 million during the three-month period ended March 31, 2022 compared to the three-month period ended March 31, 2021.

Net Cash Used in Investing Activities

Net cash used in investing activities was $46.8 million in the three-month period ended March 31, 2022, which mainly consisted of (i) payments for the acquisition of two secondhand dry bulk vessels, (ii) settlement payment for the delivery of one secondhand dry bulk vessel, (iii) payment for the purchase of short-term investments and (iv) payments for upgrades for certain of our container and dry bulk vessels; partly off-set by proceeds we received from the sale of the container vessel Messini.

Net cash used in investing activities was $86.4 million in the three-month period ended March 31, 2021, which mainly consisted of (i) net payments for the acquisition of the 75% equity interest in two companies and the 51% equity interest held by funds managed and/or advised by York in two companies, originally set up pursuant to the Framework Deed , (ii) payments for the delivery of one newbuild and three secondhand container vessels, (iii) advance payments for the acquisition of three secondhand container vessels and (iv) payments for upgrades for certain of our container vessels; partly off-set by proceeds we received from the sale of one container vessel.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $26.9 million in the three-month period ended March 31, 2022, which mainly consisted of (a) $47.9 million net proceeds relating to our debt financing agreements (including proceeds of $219.1 million we received from our debt financing agreements), (b) $10.7 million we paid for dividends to holders of our common stock for the fourth quarter of 2021 and (c) $0.9 million we paid for dividends to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (“Series B Preferred Stock”), $2.1 million we paid for dividends to holders of our 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (“Series C Preferred Stock”), $2.2 million we paid for dividends to holders of our 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (“Series D Preferred Stock”) and $2.5 million we paid for dividends to holders of our 8.875% Series E Cumulative Redeemable Perpetual Preferred Stock (“Series E Preferred Stock”) for the period from October 15, 2021 to January 14, 2022.

Net cash provided by financing activities was $59.1 million in the three-month period ended March 31, 2021, which mainly consisted of (a) $81.6 million net proceeds relating to our debt financing agreements, (b) $9.4 million we paid for dividends to holders of our common stock for the fourth quarter of 2020 and (c) $0.9 million we paid for dividends to holders of our Series B Preferred Stock, $2.1 million we paid for dividends to holders of our Series C Preferred Stock, $2.2 million we paid for dividends to holders of our Series D Preferred Stock and $2.5 million we paid for dividends to holders of our Series E Preferred Stock for the period from October 15, 2020 to January 14, 2021.

Liquidity and Unencumbered Vessels

Cash and cash equivalents

As of March 31, 2022, we had Cash and cash equivalents of $487.9 million, consisting of cash, cash equivalents and restricted cash. Furthermore, as of March 31, 2022, we had liquidity of $491.1 million (including our share of cash amounting to $3.2 million held in joint venture companies set up pursuant to the Framework Deed), which coupled with the $152.5 million of undrawn funds from our two hunting license facilities (adjusted for the $67.5 million already drawn in 2022), amounted to $643.6 million.

Debt-free vessels

As of May 5, 2022, the following vessels were free of debt.

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Unencumbered Vessels

(Refer to Fleet list for full details)

Vessel Name	Year Built	TEU Capacity
Containerships
ETOILE	2005	2,556
MICHIGAN	2008	1,300
MONEMVASIA (*)	1998	2,472
ARKADIA (*)	2001	1,550

(*) Vessels acquired pursuant to the Framework Deed with York.

Conference Call details:

On Thursday, May 5, 2022 at 8:30 a.m. EST, Costamare’s management team will hold a conference call to discuss the financial results. Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-844-887-9405 (from the US), 0808-238-9064 (from the UK) or +1-412-317-9258 (from outside the US and the UK). Please quote “Costamare”. A replay of the conference call will be available until May 12, 2022. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088; and the access code required for the replay is: 4315854.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 48 years of history in the international shipping industry and a fleet of 76 containerships in the water, with a total capacity of approximately 557,000 TEU (including five vessels that we have agreed to sell) and 46 dry bulk vessels with a total capacity of approximately 2,493,500 DWT (including one vessel that we have agreed to sell). Four of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture companies in which we hold a minority equity interest. We also have six newbuild containerships under contract of a total capacity of approximately 85,000 TEU, which are scheduled to be delivered to us in 2024. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could”, “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:

Gregory Zikos – Chief Financial Officer
Konstantinos Tsakalidis – Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40

Email: ir@costamare.com

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Containership Fleet List

The tables below provide additional information, as of May 5, 2022, about our fleet of containerships, including the vessels we have agreed to sell, the vessels under construction, the vessels acquired pursuant to the Framework Deed and those vessels subject to sale and leaseback agreements. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	TRITON(ii)	Evergreen	2016	14,424	(*)	March 2026
2	TITAN(ii)	Evergreen	2016	14,424	(*)	April 2026
3	TALOS(ii)	Evergreen	2016	14,424	(*)	July 2026
4	TAURUS(ii)	Evergreen	2016	14,424	(*)	August 2026
5	THESEUS(ii)	Evergreen	2016	14,424	(*)	August 2026
6	YM TRIUMPH(ii)	Yang Ming	2020	12,690	(*)	May 2030
7	YM TRUTH(ii)	Yang Ming	2020	12,690	(*)	May 2030
8	YM TOTALITY(ii)	Yang Ming	2020	12,690	(*)	July 2030
9	YM TARGET(ii)	Yang Ming	2021	12,690	(*)	November 2030
10	YM TIPTOP(ii)	Yang Ming	2021	12,690	(*)	March 2031
11	CAPE AKRITAS	MSC	2016	11,010	33,000	August 2031
12	CAPE TAINARO	MSC	2017	11,010	33,000	April 2031
13	CAPE KORTIA	MSC	2017	11,010	33,000	August 2031
14	CAPE SOUNIO	MSC	2017	11,010	33,000	April 2031
15	CAPE ARTEMISIO	Hapag Lloyd	2017	11,010	36,650	March 2025
16	COSCO GUANGZHOU	COSCO/(*)	2006	9,469	30,900/72,700	June 2025(3)
17	COSCO NINGBO	COSCO/(*)	2006	9,469	30,900/72,700	June 2025(3)
18	YANTIAN	COSCO	2006	9,469	39,600	February 2024
19	COSCO HELLAS	COSCO	2006	9,469	39,600	February 2024
20	BEIJING	COSCO	2006	9,469	39,600	March 2024
21	MSC AZOV	MSC	2014	9,403	46,300	December 2026(4)
22	MSC AMALFI	MSC	2014	9,403	46,300	March 2027(5)
23	MSC AJACCIO	MSC	2014	9,403	46,300	February 2027(6)
24	MSC ATHENS(ii)	MSC	2013	8,827	45,300	January 2026(7)
25	MSC ATHOS(ii)	MSC	2013	8,827	45,300	February 2026(8)
26	VALOR	Hapag Lloyd	2013	8,827	32,400	April 2025
27	VALUE	Hapag Lloyd	2013	8,827	32,400	April 2025
28	VALIANT	Hapag Lloyd	2013	8,827	32,400	June 2025
29	VALENCE	Hapag Lloyd	2013	8,827	32,400	July 2025
30	VANTAGE	Hapag Lloyd	2013	8,827	32,400	September 2025
31	NAVARINO	MSC	2010	8,531	31,000	January 2025
32	MAERSK KLEVEN	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(9)
33	MAERSK KOTKA	Maersk/MSC	1996	8,044	25,000/41,500	June 2026(9)
34	MAERSK KOWLOON	Maersk	2005	7,471	18,500	August 2025(10)
35	KURE	COSCO/MSC	1996	7,403	31,000/41,500	March 2026(11)
36	METHONI	Maersk	2003	6,724	46,500	August 2026
37	PORTO CHELI	Maersk	2001	6,712	30,075	June 2026
38	YORK(iii)	Maersk	2000	6,648	21,250	November 2022(12)
39	ZIM TAMPA	ZIM	2000	6,648	45,000	July 2025
40	SEALAND WASHINGTON(iii)	Maersk	2000	6,648	25,000	January 2023 (13)
41	SEALAND MICHIGAN(iii)	Maersk	2000	6,648	25,000	October 2022(13)
42	SEALAND ILLINOIS(iii)	Maersk	2000	6,648	25,000	October 2022 (13)
43	MAERSK KALAMATA(iii)	Maersk	2003	6,644	25,000	December 2022(13)

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Vessel Name	Charterer	Year Built	Capacity (TEU)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
44	MAERSK KOLKATA	Maersk/ZIM	2003	6,644	25,000/53,000	October 2025 (14)
45	MAERSK KINGSTON	Maersk/ZIM	2003	6,644	25,000/53,000	October 2025 (14)
46	ARIES	ONE	2004	6,492	(*)	December 2022
47	ARGUS	ONE	2004	6,492	(*)	January 2023
48	PORTO KAGIO	Maersk	2002	5,908	28,822	June 2026
49	GLEN CANYON	ZIM	2006	5,642	62,500	June 2025
50	PORTO GERMENO	Maersk	2002	5,570	28,822	June 2026
51	LEONIDIO(ii)	Maersk	2014	4,957	14,200	December 2024(15)
52	KYPARISSIA(ii)	Maersk	2014	4,957	14,200	November 2024(15)
53	MEGALOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
54	MARATHOPOLIS	Maersk	2013	4,957	13,500	July 2025(16)
55	OAKLAND	Maersk	2000	4,890	24,500	March 2023
56	GIALOVA	ZIM	2009	4,578	25,500	April 2024
57	DYROS	Maersk	2008	4,578	22,750	January 2024
58	NORFOLK	Maersk	2009	4,259	30,000	May 2023
59	VULPECULA	OOCL/ZIM	2010	4,258	22,700/43,250 (on average)	February 2028(17)
60	VOLANS	ZIM	2010	4,258	24,250	April 2024
61	VIRGO	Maersk	2009	4,258	30,200	February 2024
62	VELA	OOCL/ZIM	2009	4,258	22,700/43,250 (on average)	January 2028(18)
63	ANDROUSA	Maersk	2010	4,256	22,750	May 2023
64	NEOKASTRO	CMA CGM	2011	4,178	39,000	February 2027
65	ULSAN	Maersk	2002	4,132	34,730	January 2026
66	POLAR ARGENTINA(i)(ii)	Maersk	2018	3,800	19,700	October 2024(19)
67	POLAR BRASIL(i)(ii)	Maersk	2018	3,800	19,700	January 2025(19)
68	LAKONIA	COSCO	2004	2,586	26,500	March 2025
69	SCORPIUS	Hapag Lloyd	2007	2,572	17,750	January 2023
70	ETOILE	(*)	2005	2,556	(*)	February 2023
71	AREOPOLIS	COSCO	2000	2,474	26,500	April 2025
72	MONEMVASIA(i)	Maersk	1998	2,472	9,250	December 2022(20)
73	ARKADIA(i)	Swire Shipping	2001	1,550	21,500	May 2023
74	MICHIGAN	MSC	2008	1,300	18,700	September 2023
75	TRADER	(*)	2008	1,300	(*)	October 2024
76	LUEBECK	MSC	2001	1,078	15,000	March 2024

Container Vessels under construction

	Vessel	Vessel Capacity (TEU)	Estimated Delivery(21)	Employment
1	Newbuilding 1	12,690	Q1 2024	Long Term Employment upon delivery from shipyard
2	Newbuilding 2	12,690	Q2 2024	Long Term Employment upon delivery from shipyard
3	Newbuilding 3	15,000	Q1 2024	Long Term Employment upon delivery from shipyard
4	Newbuilding 4	15,000	Q2 2024	Long Term Employment upon delivery from shipyard
5	Newbuilding 5	15,000	Q2 2024	Long Term Employment upon delivery from shipyard
6	Newbuilding 6	15,000	Q3 2024	Long Term Employment upon delivery from shipyard

(1)	Daily charter rates are gross, unless stated otherwise. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.

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(3)	Upon redelivery of each vessel from COSCO between June 2022 and July 2022, each vessel will commence a charter for a period of 36 to 39 months at a daily rate of $72,700. Until then the daily charter rate of Cosco Guangzhou and Cosco Ningbo will be $30,900.
(4)	This charter rate will be earned by MSC Azov until December 2, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(5)	This charter rate will be earned by MSC Amalfi until March 16, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(6)	This charter rate will be earned by MSC Ajaccio until February 1, 2024. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(7)	This charter rate will be earned by MSC Athens until January 29, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(8)	This charter rate will be earned by MSC Athos until February 24, 2023. From the aforementioned date until the expiry of the charter, the daily rate will be $35,300.
(9)	The current daily rate of each of Maersk Kleven and Maersk Kotka is a base rate of $17,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon redelivery of each vessel from Maersk between June 2023 and October 2023, each vessel will commence a new charter with MSC for a period of 36 to 38 months at a fixed daily rate of $41,500.
(10)	This charter rate will be earned by Maersk Kowloon from June 12, 2022. Until then the daily charter rate will be $16,000.
(11)	Upon redelivery of Kure from COSCO between March 2023 and July 2023, the vessel will commence a new charter with MSC for a period of 36 to 38 months at a daily rate of $41,500. Until then the daily charter rate will be $31,000.
(12)	Expiration of charter represents latest redelivery date.
(13)	The daily rate for Sealand Washington, Sealand Michigan, Sealand Illinois and Maersk Kalamata is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Expiration dates of the charters of these vessels represent latest redelivery dates.
(14)	The current daily rate for Maersk Kolkata and Maersk Kingston is a base rate of $16,000, adjusted pursuant to the terms of a 50:50 profit/loss sharing mechanism based on market conditions with a minimum charter rate of $12,000 and a maximum charter rate of $25,000. Upon expiry of their current employment in October 2022 (estimated on the latest redelivery date) the vessels will enter into a new charter with ZIM for a period of 36 to 40 months at a daily rate $53,000.
(15)	Charterer has the option to extend the current time charter for an additional period of 12 to 24 months at a daily rate of $17,000.
(16)	Charterer has the option to extend the current time charter for an additional period of approximately 24 months at a daily rate of $14,500.
(17)	The current daily rate for Vulpecula is $22,700. Upon expiry of its current employment in February 2023 (estimated on the earliest redelivery date) the vessel will enter into a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter, the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(18)	The current daily rate for Vela is $22,700. Upon expiry of its current employment in January 2023 (estimated on the earliest redelivery date) the vessel will enter into a new charter with ZIM for a period of 60 to 64 months at a daily rate of $43,250, on average. For this new charter the daily rate will be $99,000 for the first 12 month period, $91,250 for the second 12 month period, $10,000 for the third 12 month period and $8,000 for the remaining duration of the charter.
(19)	Charterer has the option to extend the current time charter for three additional one-year periods at a daily rate of $21,000.
(20)	Expiration of charter represents latest redelivery date.
(21)	Based on the shipbuilding contract, subject to change.

(i)	Denotes vessels acquired pursuant to the Framework Deed. The Company holds an equity interest of 49% in each of the vessel-owning companies.
(ii)	Denotes vessels subject to a sale and leaseback transaction.
(iii)	Denotes vessels that we have agreed to sell.

(*) Denotes charterer’s identity and/or current daily charter rates and/or charter expiration dates, which are treated as confidential.

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Dry Bulk Vessel Fleet List

The tables below provide additional information, as of May 5, 2022, about our fleet of dry bulk vessels, including one vessel that we have agreed to sell.

	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
1	AEOLIAN	2012	83,478	27,000(3)	June 2022
2	GRENETA	2010	82,166	101% of Index(4)	October 2022
3	HYDRUS (ex. EGYPTIAN MIKE)	2011	81,601	-	In negotiations for employment
4	PHOENIX	2012	81,569	26,200(5)	May 2022
5	BUILDER	2012	81,541	100% of Index(4)	September 2022
6	FARMER	2012	81,541	101% of Index(4)(6)	October 2022
7	SAUVAN	2010	79,700	21,000(7)	May 2022
8	ROSE	2008	76,619	103% of Index(4) minus $1,336	August 2022
9	MERCHIA	2015	63,800	113% of Index(8)	November 2022
10	SEABIRD	2016	63,553	111% of Index(8)	November 2022
11	DAWN	2018	63,530	111% of Index(8)	September 2022
12	ORION	2015	63,473	111.25% of Index(8)	October 2022
13	DAMON	2012	63,227	113.25% of Index(8)	July 2022
14	TITAN I	2009	58,090	101% of Index(8)	October 2022
15	ERACLE	2012	58,018	31,500(9)	May 2022
16	PYTHIAS	2010	58,018	22,000	June 2022
17	NORMA (ex. MAGDA)	2010	58,018	45,000	June 2022
18	ORACLE	2009	57,970	25,750(10)	June 2022
19	CURACAO	2011	57,937	25,000	May 2022
20	URUGUAY	2011	57,937	102% of Index(8)	December 2022
21	ATHENA	2012	57,809	-	In negotiations for employment
22	THUNDER(i)	2009	57,334	37,000	May 2022
23	SERENA	2010	57,266	98.25% of Index(8)	May 2022
24	LIBRA	2010	56,729	37,000	May 2022
25	PEGASUS	2011	56,726	23,000	May 2022
26	MERIDA	2012	56,670	105% of Index(8)	May 2022
27	CLARA	2008	56,557	98% of Index(8)	September 2022
28	PEACE	2006	55,709	98.5% of Index(8)	July 2022
29	PRIDE	2006	55,705	97.25% of Index(8)	August 2022
30	BERMONDI	2009	55,469	99% of Index(8)(11)	January 2023
31	COMITY	2010	37,302	100% of Index(12)	July 2022
32	VERITY	2012	37,163	100% of Index(12)	May 2022
33	PARITY	2012	37,152	102% of Index(12)	December 2022
34	ACUITY	2011	37,149	102% of Index(12)	December 2022
35	EQUITY	2013	37,071	102% of Index(12)	December 2022
36	DISCOVERY	2012	37,019	25,000	May 2022
37	TAIBO	2011	35,112	-	Vessel in dry dock
38	BERNIS	2011	34,627	95.5% of Index(12)	December 2022
39	MANZANILLO	2010	34,426	20,000	May 2022

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	Vessel Name	Year Built	Capacity (DWT)	Current Daily Charter Rate(1) (U.S. dollars)	Expiration of Charter(2)
40	ADVENTURE	2011	33,755	-	In negotiations for employment
41	ALLIANCE	2012	33,751	-	Vessel in dry dock
42	CETUS	2010	32,527	24,000	May 2022
43	PROGRESS	2011	32,400	28,000	May 2022
44	MINER	2010	32,300	16,000	May 2022
45	KONSTANTINOS	2012	32,178	21,000	May 2022
46	RESOURCE	2010	31,776	-	In negotiations for employment

(1)	Daily charter rates are gross, unless stated otherwise.
(2)	Charter terms and expiration dates are based on the earliest date charters (unless otherwise noted) could expire.
(3)	For this charter, Aeolian received a gross ballast bonus of $600,000. Currently, Aeolian is on dry-dock and charter will resume upon completion of dry-docking.
(4)	Gross daily charter rate linked to the Baltic Exchange Panamax Index (“BPI_82’’).
(5)	For this charter, Phoenix received a gross ballast bonus of $1,375,000.
(6)	For this charter, Farmer received a gross ballast bonus of $490,000.
(7)	For this charter, Sauvan received a gross ballast bonus of $1,050,000.
(8)	Gross daily charter rate linked to the Baltic Exchange Supramax Index (“BSI_58’’).
(9)	For every additional day after May 5, 2022, the gross daily charter rate of Eracle will be $34,000.
(10)	For this charter, Oracle received a gross ballast bonus of $600,000.
(11)	For this charter, Bermondi received a gross ballast bonus of $421,000.
(12)	Gross daily charter rate linked to the Baltic Exchange Handysize Index (“BHSI_38’’).

(i) Denotes vessel that we have agreed to sell.

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Consolidated Statements of Income

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2021	2022

REVENUES:
Voyage revenue	$126,725	$268,010

EXPENSES:
Voyage expenses	(1,041)	(8,571)
Voyage expenses – related parties	(1,906)	(3,745)
Vessels’ operating expenses	(31,779)	(65,747)
General and administrative expenses	(1,968)	(3,262)
Management fees - related parties	(5,476)	(10,867)
Non-cash general and administrative expenses and non-cash other items	(1,439)	(2,552)
Amortization of dry-docking and special survey costs	(2,327)	(2,707)
Depreciation	(27,096)	(41,150)
Gain / (Loss) on sale / disposal of vessels	(260)	17,798
Foreign exchange gains	149	110
Operating income	$53,582	$147,317

OTHER INCOME / (EXPENSES):
Interest income	$367	$14
Interest and finance costs	(16,107)	(25,130)
Income from equity method investments	3,991	288
Fair value measurement of equity securities	25,937	-
Other	1,488	475
Gain / (Loss) on derivative instruments	(1,117)	73
Total other income / (expenses)	$14,559	$(24,280)
Net Income	$68,141	$123,037
Earnings allocated to Preferred Stock	(7,595)	(7,595)
Net Income available to common stockholders	$60,546	$115,442
Earnings per common share, basic and diluted	$0.49	$0.93
Weighted average number of shares, basic and diluted	122,384,052	124,150,337

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COSTAMARE INC.

Consolidated Balance Sheets

	As of December 31,	As of March 31,
(Expressed in thousands of U.S. dollars)	2021	2022
ASSETS	(Audited)	(Unaudited)
CURRENT ASSETS:
Cash and cash equivalents	$276,002	$407,523
Restricted cash	8,856	10,409
Accounts receivable	20,978	18,018
Inventories	21,365	20,150
Fair value of derivatives	-	1,956
Insurance claims receivable	3,970	3,141
Asset held for sale	78,799	143,706
Time charter assumed	198	198
Accrued charter revenue	7,361	7,715
Short-term investments	-	19,992
Prepayments and other	8,595	11,505
Total current assets	$426,124	$644,313
FIXED ASSETS, NET:
Right-of-use assets	$191,303	$189,393
Vessels and advances, net	3,650,192	3,592,345
Total fixed assets, net	$3,841,495	$3,781,738
NON-CURRENT ASSETS:
Equity method investments	$19,872	$19,032
Deferred charges, net	31,859	32,852
Accounts receivable, non-current	5,076	5,201
Restricted cash	68,670	69,986
Fair value of derivatives, non-current	3,429	17,530
Accrued charter revenue, non-current	8,183	8,219
Time charter assumed, non-current	667	618
Other non-current assets	1,666	-
Total assets	$4,407,041	$4,579,489
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$272,365	$324,617
Accounts payable	18,865	8,651
Due to related parties	1,694	3,726
Finance lease liabilities	16,676	16,723
Accrued liabilities	27,304	36,258
Unearned revenue	23,830	21,496
Fair value of derivatives	6,876	2,969
Other current liabilities	2,417	4,642
Total current liabilities	$370,027	$419,082
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$2,169,718	$2,168,578
Finance lease liabilities, net of current portion	99,689	95,500
Fair value of derivatives, net of current portion	7,841	7,701
Unearned revenue, net of current portion	33,867	34,411
Total non-current liabilities	$2,311,115	$2,306,190
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	12	12
Additional paid-in capital	1,386,636	1,392,699
Retained earnings	341,482	442,494
Accumulated other comprehensive income / (loss)	(2,231)	19,012
Total stockholders’ equity	$1,725,899	$1,854,217
Total liabilities and stockholders’ equity	$4,407,041	$4,579,489

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Financial Summary

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data):	2021	2022

Voyage revenue	$126,725	$268,010
Accrued charter revenue (1)	$1,032	$3,357
Amortization of time-charter assumed	$-	$49
Voyage revenue adjusted on a cash basis (2)	$127,757	$271,416

Adjusted Net Income available to common stockholders (3)	$37,986	$104,494
Weighted Average number of shares	122,384,052	124,150,337
Adjusted Earnings per share (3)	$0.31	$0.84

Net Income	$68,141	$123,037
Net Income available to common stockholders	$60,546	$115,442
Weighted Average number of shares	122,384,052	124,150,337
Earnings per share	$0.49	$0.93

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis. In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight-line basis. The reverse is true for charters with descending rates.

(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. GAAP. We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates. The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” tables above.

(3) Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are non-GAAP measures. Refer to the reconciliation of Net Income to Adjusted Net Income.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month periods ended March 31, 2022 and 2021. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders and (iii) Adjusted Earnings per Share.

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Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Three-month period ended March 31,
(Expressed in thousands of U.S. dollars, except share and per share data)	2021	2022

Net Income	$68,141	$123,037
Earnings allocated to Preferred Stock	(7,595)	(7,595)
Net Income available to common stockholders	60,546	115,442
Accrued charter revenue	1,032	3,357
General and administrative expenses – non-cash component	1,439	2,552
Non-recurring, non-cash write-off of loan deferred financing costs	363	634
Amortization of Time charter assumed	-	49
Realized (gain) / loss on Euro/USD forward contracts (1)	(78)	331
(Gain) / Loss on sale of vessels (1)	260	(17,798)
(Gain) / Loss on derivative instruments, excluding interest accrued and realized on non-hedging derivative instruments (1)	1,117	(73)
Fair value measurement of equity securities	(25,937)	-
Other non-recurring, non-cash items	(756)	-
Adjusted Net Income available to common stockholders	$37,986	$104,494
Adjusted Earnings per Share	$0.31	$0.84
Weighted average number of shares	122,384,052	124,150,337

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent Net Income after earnings allocated to preferred stock and gain on retirement of preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating or descending charter rates, amortization of time charter assumed, realized (gain)/loss on Euro/USD forward contracts, (gain)/loss on sale of vessels, fair value measurement of equity securities, non-recurring, non-cash write-off of loan deferred financing costs, general and administrative expenses - non-cash component, non-cash changes in fair value of derivatives and other non-recurring, non-cash items. “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting Net Income available to common stockholders are reflected as deductions to Adjusted Net Income available to common stockholders. Charges negatively impacting Net Income available to common stockholders are reflected as increases to Adjusted Net Income available to common stockholders.

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